 CTI INDUSTRIES CORPORATION
22160 North Pepper Road
Barrington, Illinois 60010

January 24, 2007

VIA EDGAR AND FACSIMILIE

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0213

Re:	CTI Industries Corporation
Request for Acceleration of Registration Statement on Form S-1
File No. 333-139715

Ladies and Gentlemen:

CTI Industries Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-139715), filed on December 28, 2006 and amended on January 19, 2007 and further amended on January 22, 2007, to 9:30 am EST on January 26, 2007, or as soon thereafter as practicable. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this filing to Matthew L. Ogurick, Esq. at (305) 539-3352 or Clayton E. Parker, Esq. at (305) 539-3306 of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to the Company.

Sincerely,
/s/ Stephen M. Merrick
Chief Financial Officer, Principal Accounting Officer, Secretary and Executive Vice President